Exhibit 4.1

12% CONVERTIBLE PROMISSORY NOTE AND LOAN AGREEMENT

Loan Amount: $10,000.00

Effective Date: February 28, 2019

For value received in order to complete working capital for business development. Kaskad Corp. (a publicly traded Company OTC: KSKD). Kaskad Corp., a Corporation, incorporated under the laws of the state of Nevada located at The Franklin, Unit 13124 Pritchard Street, Newtown, Johannesburg, Gauteng 2001, South Mrica (the "Company") and Peter Nikola Pesic or his assigns (the "Holder") hereby execute this Convertible Promissory Note and Loan Agreement (the "Note'). Holder promises to advance to the Company the principal sum of $10,000.00, or such lesser amount as is advanced pursuant to the terms hereof, and the Company promises to pay to Holder such principal sum together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below (the "Loan").

1. Repayment. All payments of interest and principal shall be in lawful money applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Loan shall be due and payable on September 2,2019. (the "Maturity Date").

2. Maturity. Unless this Note has been previously converted in accordance with the terms of Section 7 below, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

3. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereoffrom the date hereof until payment in full, which interest shall be payable at the rate of 12% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

4. Use of Proceeds of Loan. Proceeds of the Loan shall be used by the Company as capital expenditures as well as working capital for the Company.

5. Conversion. At Holder's option, Holder may elect to convert the Loan amount into unrestricted, free trading shares of KSKD after 6 months pursuant to Rule #144 or upon an "Effective" S-I Registration Statement that the Company "intends" to file. Upon Holder's exercise of such conversion, the conversion price shall be equal to USD 0.002 per share and agree to reserve 5,300,000 shares of Kaskad Corp. common shares.

6. Stock Price Dilution P,·otection.1n the event that any officer ofthe Company sells more than I% of the KSKD daily volume or the outstanding shares every ninety days (90) on any given day prior to the Maturity Date, all of the unpaid principal and interest shall become immediately payable in full to Holder.

7. Expenses. In the event of any default by the Company hereunder, the Company shall pay all actual legal fees, court costs, and other expenses incurred by Holder in enforcing this Note, collecting payment from Holder of all principal and accrued interest due hereunder at the time of such default.

8. Default. In the event of any default by the Company hereunder, at the option of Holder and upon written notice to the Company, all principal and unpaid accrued interest shall become due and payable. The occurrence of anyone or more of the following shall constitute a default:

(a) The Company fails to pay timely any ofthe principal amount due under this Note on the date the same becomes due and payable or any unpaid accrued interest or other amounts due under this Note on the date the same becomes due and payable;

(b) The Company defaults in its performance of any covenant under the Note;

(c) If any act, matter or thing is done toward the termination of, or any action or proceeding is launched or taken to terminate the corporate existence of the Company, whether by winding-up, surrender of charter or otherwise;

(d) The Company ceases to carry on its business, commits an act of bankruptcy, becomes insolvent, makes an assignment or bulk sale of its assets;

(e) If any execution, sequestration, seizure, distress or other analogous process becomes enforceable or is enforced against the Company to take possession, custody or control of any property of the Company.

9. Governing Law, This Note shall be governed by the laws of the state of Nevada and the federal laws applicable therein.

10. Modification; Waiver, Any term ofthis Note may be amended or waived with the written consent of the Company and Holder. This Note constitutes the entire agreement of the parties hereto with respect to the subject matter herein.

11. Assignment. This Note may not be assigned by the Company. This Note may not be assigned by Holder without consent of the Company. In the event ofan assignment ofthis Note by Holder, Holder shall retain all rights to the KSKD Common Stock and to any and all payments made by Company to Holder for the repayment of principal or accrued interest at the time of such assignment At the time of such assignment of this Note by Holder, Holder shall have no further obligations hereunder.

12. Representations and Warranties of the Company. The Company hereby warrants and represents that it is a Nevada corporation, duly formed and in good standing in the State of Nevada and in any state in which it transacts business. Additionally, the Company warrants and represents that it has the authority to execute this Note, the Security Agreement, and has obtained, or hereby agrees to obtain, all corporate or third party approvals or consents required by the governing documents of the Company and any other agreements or contractual obligations in order to consummate the transactions contemplated herein. The Company hereby indemnifies, holds harmless, and agrees to defend Holder from and against any and all claims, costs, expenses, and liabilities that now exist or may in the future accrue related to this Note, and the Security Agreement

Kaskad Corp.	Holder

/s/ Peter Nikola Pesic	/s/ Peter Nikola Pesic

Peter Nikola Pesic	Peter Nikola Pesic
President/CEO	Note Holder